Contact

www.linkedin.com/in/bob-wescott-4b06a92 (LinkedIn)

Top Skills

Azure DevOps

Project Management Office (PMO)

SDLC

Bob Wescott

Technology Management

Trimble, Missouri, United States

Summary

Highly engaged leader with over 25 years experience in business, architecture, technology operations management, project management, and client service delivery looking for opportunities to leverage my experience and leadership. I have a very successful history of translating business strategies into tactical work plans and delivering with measurable results. I am highly skilled at developing strong organizational environments while fostering open communication leading to improved performance and bottom line profits.

Highly experienced in the following delivery methodologies: DevOps, Lean/Agile (Scrum & Kanban), CMMI, Six Sigma Lean, PMI-PMP, Waterfall SDLCs.

Experience

Speridian at H&r Block, Inc

Information Technology Consultant

February 2022 - Present (4 years 10 months)

Kansas City, Missouri, United States

Speridian Consultant @ H&R Block, Inc., Program Manager and Technology Support Engineer

• Returned to H&R Block, Inc at their request, working as a SME and project consultant responsible for platform retirement & replacement.

• I leverage standard project management frameworks using Agile-DevOps, PMI and Six Sigma processes.

• I am directly engaged in client support also lead a few areas of platform support operations for 10k office locations, 100k field associates and their 14M clients. (Includes: case management and hands-on activities to support field associates and clients).

• Support the Client Services Organization that directly assists 7M digital (online) clients across enterprise platform dependencies.

• Participate as a Quality Assurance and User Experience SME

Mentor, train and teach Interns, Entry-Level Software Engineers, PMs, Systems Analysts and Support Teams.

RTW Trust

Leadership Operations & Delivery Transformation

April 2020 - Present (6 years 8 months)

United States

• Program based leadership consulting and training. Highly engaged one on one coaching. Short-term leadership program sponsor.
• Non-profit management - Nina's Gift
• Participate in a partnership(s) focused on retail outdoor activities and real estate rental investments.

H&R Block

Director Technology

October 2006 - February 2021 (14 years 5 months)

Kansas City, Missouri

• Director, Enterprise Test Organization, responsible for leading a globally distributed team of 170 associates in quality service operations. This includes functional, performance and automated testing across more than 70+ applications. The engagement includes managing project teams using many different styles for delivery. Waterfall, Agile, DevOps. Ownership for tools, process, planning and execution. Ten million dollar budget.
• Performance Test Engineering Director for Information Technology organization. Planning, executing and assessing application, database and systems delivery. I lead an organization focused on providing guidance for systems capacity, performance and stability via collaborative design efforts and the assessment of technology architecture using real world models.
• As a Technology Manager, I successfully developed and executed company-wide plan to stabilize and scale H&R Block's retail and online systems.
• Engagement and management of external product vendors and suppliers to coordinate stable systems delivery for both in-house and 3rd party application systems.
• Information Technology Leadership core team member representing Data and Quality Assurance, Tools Development & Automation and Capacity & Performance Operations in support of H&R Block standards for application and systems testing.
• Participates in IT Architecture Reviews representing Capacity & Performance Test Engineering in the development and final approval of proposed technology architectures for the H&R Block IT organization

• Provide daily/weekly executive level risk assessment reports and risk based recommendations for Performance and Data Quality in the deployment of emerging technology, application systems and network deployments
• Incorporated capacity/performance assessment and remediation as final exit criteria for all H&R Block systems to improve the stability posture of our production systems by identifying and mitigating risk prior to production deployment

Sprint Corporation

7 years

Technology Development and Services

July 1999 - October 2006 (7 years 4 months)

Overland Park, Kansas

• Architected, managed and executed the Quality Assurance approach for Sprint's Billing System conversion. Led the implementation of process and tools with Amdocs, Sapient and the Sprint Enterprise Test organization (2006)
• Facilitated the combination of Sprint and Nextel process models picking the best of both worlds and implementing a single streamlined process for new and existing product provisioning
• Managed a team of systems and development engineers responsible for supporting and enhancing Sprint PCS' service provisioning infrastructure. Service provisioning SLA was reduced from 2 hours to less than 30 seconds (2002-2005)
• Coordinated and managed Technology and Facility teams in building and merging company assets onto a single global network. This included data centers(2), servers(1000+) desktops(14,000+), network relocation on a massive scale (yrs.1999-2001)
• Supported technology efforts of various Sprint Organizations by providing technical expertise to supplement the technical skills of individual teams leveraging systematic processing (1999-2006)
• Developed and managed the approach for a technology organization of 270 associates to achieve CMMI Level 3 in 18 months (2004-2005)

Software Engineer

1999 - 2005 (6 years)